March 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	OriginClear, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed March 6, 2020

File No. 024-11141

Ladies and Gentlemen:

On behalf of OriginClear, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of March 6, 2020.

Amendment No. 1 to Offering Statement on Form 1-A filed March 6, 2020

Incentives, page 10

1.	Please revise to disclose the marketing promotions you intend to offer to investors to encourage them to invest in your offering.

Response:

The reference to the Company intending to offer marketing promotions has been removed from the offering statement.

Very truly yours,

/s/ Jeff Cahlon

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

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